Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)

KEYUAN PETROCHEMICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

493722102
(CUSIP Number)

Qingshi Industrial Park

 Ningbo Economic & Technological Development Zone

 Ningbo, Zhejiang Province

 P.R. China 315803

 Attn: Chunfeng Tao

Telephone:  (86) 574-8623-2955

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-1(f) or 13d-1(g), check the following box  ☐.

CUSIP Number: 493722102

(1)	Name of Reporting Persons: Delight Reward Limited S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 53,051,001
(8) Shared Voting Power:
(9) Sole Dispositive Power: 53,051,001
(10) Shared Dispositive Power:
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,051,001
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 84.437% (1)
(14)	Type of Reporting Person (See Instructions): CO

(1) Percentage calculated based on 62,828,737 shares of Common Stock outstanding following a conversion of 5,333,340 shares of Series B preferred stock, based on the outstanding number of shares of Common Stock reported in Keyuan Petrochemicals, Inc.’s most recently filed Form 10-Q, which was filed on December 4, 2014 plus the converted shares of Common Stock.

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CUSIP Number: 493722102

(1)	Name of Reporting Persons: Apex Smart Limited S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power:
(8) Shared Voting Power: 53,051,001
(9) Sole Dispositive Power:
(10) Shared Dispositive Power: 53,051,001
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,051,001
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 84.437% (1)
(14)	Type of Reporting Person (See Instructions): CO

(1) Percentage calculated based on 62,828,737 shares of Common Stock outstanding following a conversion of 5,333,340 shares of Series B preferred stock, based on the outstanding number of shares of Common Stock reported in Keyuan Petrochemicals, Inc.’s most recently filed Form 10-Q, which was filed on December 4, 2014 plus the converted shares of Common Stock.

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CUSIP Number: 493722102

(1)	Name of Reporting Persons: Chunfeng Tao S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: China
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power:
(8) Shared Voting Power: 53,051,001
(9) Sole Dispositive Power:
(10) Shared Dispositive Power: 53,051,001
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,051,001
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 84.437% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1) Percentage calculated based on 62,828,737 shares of Common Stock outstanding following a conversion of 5,333,340 shares of Series B preferred stock, based on the outstanding number of shares of Common Stock reported in Keyuan Petrochemicals, Inc.’s most recently filed Form 10-Q, which was filed on December 4, 2014 plus the converted shares of Common Stock.

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CUSIP Number: 493722102

Item 1. Security and Issuer.

This statement on Schedule 13D Amendment No. 1 (this “Amendment”) relates to the common stock, $0.001 par value per share (the "Common Stock"), of Keyuan Petrochemicals, Inc., a Nevada corporation (the “Company”), and is being filed jointly by Delight Reward Limited, Apex Smart Limited and Chunfeng Tao (collectively, the “Reporting Persons”). This Amendment amends and supplements the Schedule 13D as previously filed by Delight Reward Limited on July 15, 2010, with the Securities and Exchange Commission (the “Existing Schedule 13D”) with respect to the items set forth below.

The Company's principal offices are located at Qingshi Industrial Park, Ningbo Economic & Technological Development Zone, Ningbo, Zhejiang Province, P.R. China 315803.

Except as otherwise provided herein, each Item of the Existing Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Existing Schedule 13D.

Item 2. Identity and Background.

(a)	This Amendment is being filed on behalf of (i) Delight Reward Limited, a British Virgin Islands company ("Delight Reward”), (ii) Apex Smart Limited, a British Virgin Islands company (“Apex Smart”), and (iii) Mr. Chunfeng Tao. Delight Reward is (x) 85.56% owned by Apex Smart, (y) 11.10% owned by Chance Brilliant Holdings Limited, a British Virgin Islands company (“Chance Brilliant”), and (z) 3.34% owned by Harvest Point Limited, a British Virgin Islands company (“Harvest Point”).

Mr. Chunfeng Tao is the sole director and shareholder of Apex Smart, and is the chairman of the board of directors of the Company. The Company’s address is set forth above in Item 1.

Mr. Peijun Chen, a citizen of China, is the sole director and sole shareholder of Chance Brilliant Holdings Limited. Mr. Chen is the general manager of Ningbo Tenglong Stainless Steel Limited. The residential address of Mr. Chen No. 298, Jiang Bing Road, Xiao Gang, Bei Lun District, Ningbo City, Zhejiang Province, China.

Ms. Muxia Duan, a citizen of China, is the sole director and shareholder of Harvest Point. Ms. Duan is the general manager of Beijing Xima Agriculture Trading Limited. The principal business address of Beijing Xima Agriculature Trading Limited is No. 1203 Kaiyou Building, No. 453 Chaoyang Road, Beijing China. The residential address of Ms. Duan is Room 302, No. 2, Yang Peng Shan Cun No. 7, Runzhou District, Zhenjiang City, Jiangsu Province, China.

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CUSIP Number: 493722102

The members of the board of directors of Delight Reward consist of the following:

-	Mr. Chunfeng Tao, a citizen of China. The residential address of Mr. Tao is Room 902, No. 97, Lane 728, Song Jiang Dong Road, Ningbo City, Zhejiang Province, People’s Republic of China. Mr. Tao is the chairman of the board of directors of the Company.

-	Mr. Jicun Wang, a citizen of China, who is the general manager of Ningbo Pacific Ocean Shipping Co., Ltd. The principal business address of Ningbo Pacific Ocean Shipping Co., Ltd. is Room 902 Bohui Building, No. 263 Tongtu Road, Jiangdong District, Ningbo City, Zhejiang Province, China. The residential address of Mr. Wang is Room 301, No. 25, Lane 188, Da Xi Men Road, Zhen Hai District, Ningbo City, Zhejiang Province, China.

-	Mr. Peijun Chen, a citizen of China, who is the general manager of Ningbo Tenglong Stainless Steel Limited. The principal business address of Ningbo Tenglong Stainless Steel Limited is No. 52, Dukou Road, Economy Development Zone, Beilun District, Ningbo City, Zhejiang Province, China. The residential address of Mr. Chen is No. 298, Jiang Bing Road, Xiao Gang, Bei Lun District, Ningbo City, Zhejiang Province, China.

-	Ms. Yushui Huang, a citizen of China, who is a teacher of Ningbo University and a former vice president of administration of the Company. The principal business address of Ningbo University is No. 818 Fenhua Road, Ningbo City, Zhejiang Province, China. The residential address of Ms. Huang is Room 201, Building No. 3, Zhangjia Lane, Zhoushan City, Zhejiang Province, China.

-	Mr. Zhijian Huang, a citizen of China, who is a manager of Ningbo Henyun Trading Company. The principal business address of Ningbo Henyun Trading Company is No. 1299 Juxian Road, Jiangdong District, Ningbo City, Zhejiang Province, China. The residential address of Mr. Huang is Room 301, No. 2, Dong Gang Xin Cun, Huan Nan Street, Ding Hai Qu, Zhou Shan City, Zhejiang Province, China.

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CUSIP Number: 493722102

(b)	The principal business address of the Reporting Persons is Unit 06, 21/F Beautiful Group Tower, 77 Connaught Road Central, Hong Kong.

(c)	The principal business of Delight Reward is to act as an investment holding company. The principal business of Apex Smart is to act as an investment holding company. Mr. Chunfeng Tao is the chairman of the Company’s board of directors.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Delight Reward Limited is a company incorporated in British Virgin Islands. Apex Smart is a company incorporated in British Virgin Islands. Mr. Chunfeng Tao is a Chinese citizen.

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CUSIP Number: 493722102

Item 3. Source and Amount of Funds or Other Consideration.

On July 11, 2016, the Company, Delight Reward and other affiliates of the Company entered into a share purchase and settlement agreement (the “Settlement Agreement”) with Dragon State International Limited (“Dragon State”) among others, pursuant to which Dragon State agreed to transfer the securities of the Company it owned to Delight Reward and waive all claims and liabilities that Dragon State or its affiliated companies or individuals had brought or would bring against the Company, Delight Reward and certain affiliates of the Company for an aggregate consideration of RMB 18 million or equivalent U.S. dollars.

Dragon State had purchased from the Company in September 2010 for an aggregate price of $20 million, 5,333,334 shares of Series B preferred stock, par value $0.001 per share (the “Series B Shares”), convertible to a certain number of shares of Common Stock (the Common Stock that are convertible from the Series B Shares, the “Convertible Shares”), together with 800,001 series C warrants to purchase 800,001 shares of the Company’s Common Stock at a price of $4.50 per share (subject to adjustments) and 800,001 series D warrants to purchase 800,001 shares of the Company’s Common Stock at a price of $5.25 per share (subject to adjustments, together, the “Warrants”) in a private placement in reliance upon the exemption from securities registration afforded by Regulation S as promulgated under the Securities Act of 1933, as amended.

On July 15, 2016, 2016, after execution of the Settlement Agreement, the Company paid Dragon State. In connection with the execution of the Settlement Agreement and the payment subsequently made by the Company to Dragon State thereunder, on August 4, 2016, Delight Reward entered into a side agreement with the Company (the “Side Agreement”).

Under the Side Agreement, Delight Reward agreed not to claim, or attempt to claim for any reason and in any circumstance, that the Warrants are exercisable, and pay to the Company for each Convertible Share the highest sale price of the Company’s Common Stock per share as reported on the OTC Pink Marketplace during a period commencing on the date of the Settlement Agreement, which was $0.005 per share of Common Stock, for an aggregate purchase price of $27,465.01. These funds were taken from cash on hand.

On August 11, 2016, the Series B were converted into 5,493,001 shares of Common Stock pursuant to the terms of the certificate of designations of series B preferred stock and the Side Agreement.

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CUSIP Number: 493722102

Item 4. Purpose of Transaction

Delight Reward and Apex Smart hold the shares of Common Stock for investment purposes. The common shares that Mr. Tao may be deemed to beneficially own are held for investment purposes, but as the chairman of the board of directors of the Company, Mr. Tao may have influence over the corporate activities of the Company, including activities which would relate to, or result in an of the actions enumerated in the instructions for the completion of Item 4 of this Amendment. Any future decision of Mr. Tao to take any such actions with respect to the Company or its securities will take into account various factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

The Reporting Persons are currently contemplating its position within the Company, including whether to acquire additional, or all of, the shares of Common Stock.  In addition, the Reporting Persons are contemplating whether and how the Company can “go dark” and become an issuer that no longer reports to the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate percentage of common shares beneficially owned by the Reporting Persons is based upon 62,828,737 shares of Common Stock issued and outstanding immediately following the issuance of the Convertible Shares. The Reporting Persons may be deemed to beneficially own 53,051,001 shares of Common Stock, representing approximately 84.437% common shares of the Company. As a result, the Reporting Persons may be deemed control majority voting power over the Company.

(b)	Delight Reward has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 53,051,001 shares of Common Stock. Each of Apex Smart and Mr. Chunfeng Tao has the controlling, but shared, power to vote or to direct the vote and controlling, but shared, power to dispose or direct the disposition of 53,051,001 shares of Common Stock.

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CUSIP Number: 493722102

(c)	On October 23, 2012, Delight Reward repurchased 105 shares of Delight Reward from Happyvale Limited, a former shareholder of Delight Reward, for a consideration of 100,000 shares of Common Stock. Other than the transfers described in this paragraph and in Item 3 hereof, no transactions in the class of securities reported was effected during the past 60 days or since the most recent filing of the Existing Schedule 13D. Since the most recent filing of the Existing Schedule 13D, the ownership of Delight Reward has changed.

(d)	Mr. Peijun Chen, as the sole owner and director of Chance Brilliant and Ms. Muxia Duan, as the sole owner and director of Harvest Point (each of Chance Brilliant and Harvest Point being shareholders of Delight Reward), are believed to have the right to receive the dividends from, or the proceeds from the sale of, shares of Common Stock owned by Delight Reward. It could be argued that Peijun Chen, as one of the directors of Delight Reward, and the other directors of Delight Reward, has the power to direct the receipt of dividends from, or the proceeds from the sales of shares of Common Stock owned by Delight Reward.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Amendment.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Amendment and any amendments hereto. A copy of such agreement is attached as Exhibit 7.1 and is incorporated by reference herein.

Delight Reward and Mr. Tao are parties to the Settlement Agreement described herein. A copy of the Settlement Agreement is enclosed as Exhibit 7.7 hereto and is incorporated by reference herein. The Settlement Agreement is described in Item 3 herein. Delight Reward and the Company are party to the Side Agreement. The Side Agreement is described in Item 3 herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

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CUSIP Number: 493722102

Item 7. Material to Be Filed as Exhibits.

Exhibit 7.1*	Joint Filing Agreement, dated August 11, 2016.

Exhibit 7.2	Certificate of Designation of Rights and Preferences of Series B Preferred Stock (incorporated by reference to Exhibit 4.2 of the Registrant’s Form 8-K filed on September 30, 2010).

Exhibit 7.3	Amendment to Certificate of Designation of Rights and Preferences of Series B Preferred Stock (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 8-K filed on September 25, 2013).

Exhibit 7.4	A copy of Series C Warrant Agreement, dated September 28, 2010 (incorporated by reference to Exhibit 10.6 to the Registrant’s Form 8-K filed on September 30, 2010).

Exhibit 7.5	A copy of Series D Warrant Agreement, dated September 28, 2010 (incorporated by reference to Exhibit 10.7 to the Registrant’s Form 8-K filed on September 30, 2010).

Exhibit 7.6	A copy of Amendment to Series C Warrant and Series D Warrant, dated September 24, 2013 (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 8-K filed on September 25, 2013).

Exhibit 7.7	Settlement Agreement (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed on April 28, 2010).

Exhibit 7.8	Side Agreement (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed on August 8, 2016).

* filed herewith

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CUSIP Number: 493722102

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2016

Delight Reward Limited*

By:	/s/ Chunfeng Tao
Name: Chunfeng Tao
Title: Director

Apex Smart Limited*

By:	/s/ Chunfeng Tao
Name: Chunfeng Tao
Title: Director

/s/ Chunfeng Tao
Chunfeng Tao*

* The Reporting Persons disclaim beneficial ownership of the Common Stock except to the extent of their pecuniary interest therein.

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